EXHIBIT 12.1
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)	Three Months Ended March 31,	Year Ended December 31,
EARNINGS	2015	2014	2013	2012	2011	2010
Pre-tax income (loss) before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$355	$658	$782	$406	$599	$(3)
Add:
Amortization of previously capitalized interest	3	11	10	8	9	9
Distributed income of equity investees	21	24	21	11	8	4
Total additions	24	35	31	19	17	13
Deduct:
Capitalized interest	5	24	39	22	31	26
Minority interest in pre-tax income of consolidated subsidiaries with no fixed charges	2	14	26	20	9	6
Total deductions	7	38	65	42	40	32

TOTAL EARNINGS (LOSS)	$372	$655	$748	$383	$576	$(22)

FIXED CHARGES
Interest expense	$103	$428	$392	$357	$330	$316
Capitalized interest	5	24	39	22	31	26
Amortization of debt discount, premium or expense	1	11	15	13	14	14
Interest portion of rental expense (1)	29	114	119	121	118	111
Proportionate share of fixed charges of investees accounted for by the equity method	—	2	1	1	1	1

TOTAL FIXED CHARGES	$138	$579	$566	$514	$494	$468

TOTAL EARNINGS BEFORE FIXED CHARGES	$510	$1,234	$1,314	$897	$1,070	$446

RATIO OF EARNINGS TO FIXED CHARGES	3.70	2.13	2.32	1.75	2.17	*

*	Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges. The coverage deficiency was $22 million.
(1) Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.